
Mail Stop 0407

July 20, 2005

Via U.S. Mail and Fax (713) 332-5475
Joseph Saporito
Chief Financial Officer
Carriage Services, Inc.
1900 St. James Place
4th Floor
Houston, TX 77056

      RE: **Carriage Services, Inc.**
               Form 10-K for the fiscal year ended December 31, 2004
               Filed March 30, 2005

               Form 10-Q for the quarters ended March 31, 2005
               File No. 1-11961

Dear Mr. Saporito:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report filed on form 10-K for the year ended December 31, 2004

<u>Item 7. MD&A – Critical Accounting Policies and Estimates, pages 13-14</u>

<u>Funeral and Cemetery Operations, page 13</u>

1. Refer to your discussion of allowances. You state that "allowances for customer cancellations, refunds and bad debts are provided at the date that the sale is recognized as revenue based on our historical experience." In conjunction with your discussion of other estimates, revise your disclosures in future filings to provide greater insight into the quality and variability of information regarding financial condition and operating performance by discussing how accurate the estimates/ assumptions have been in the past.

    The Commission`s Interpretive Release on Management`s Discussion and Analysis of Financial Condition and Results of Operation in December 2003 provides disclosure requirements for critical accounting estimates. Critical accounting estimates and assumptions are based on matters that are highly uncertain. For this reason, you are required to analyze their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect on financial condition or operating performance. Further, you are to provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors. None of the critical accounting estimates that you include in your current disclosures include the sensitivity analysis or other quantitative information as required per this release. In future filings, revise your disclosures to include sensitivity analysis and other quantitative information when it is reasonably available. You should address the questions that arise once the critical accounting estimate or assumption has been identified, by analyzing, to the extent material, such factors as how you arrived at the estimate, how accurate the estimate/ assumption has been in the past, how much the estimate/ assumption has changed in the past, and whether the estimate/ assumption is reasonably likely to change in the future. For additional guidance, refer to Item 303 of Regulation S-K and SEC Interpretive Release no. 33-8350, "Commission Guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations," which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

<u>Financials – Consolidated Statement of Operations, page 30</u>

2. Please state separately your revenues and costs of revenue by goods and services. Refer to Rule 5-03 of Regulation S-X.

<u>Financials – Consolidated Statement of Operations, A/P and Accrued Liabilities, page 30</u>

3. Please present Accounts Payable separately from Accrued Liabilities on the face of the Consolidated Balance Sheet, in accordance with Rule 5-02, paragraph 19, of Regulation S-X.

Note 1 – Basis of Presentation and Summary of Significant Accounting Policies, pages 34-38

Deferred Obtaining Costs, page 35

4. Provide us a breakdown of the other deferred direct related costs of originating pre need sales contracts.

5. Tell us how you ensure appropriate recognition of deferred obtaining costs when it is currently based on third-party actuarial probabilities of expected performance of service or delivery of merchandise and not actual performance. Tell us if you are able to directly relate each element of deferred acquisition cost with a corresponding contract. Please cite the accounting guidance used as the basis for your policy and include this disclosure in future filings.

Note 4 – Preneed Receivables and Trust Investments, pages 41-45

Preneed Cemetery Receivables and Trust Investments, page 41

6. Why do you not show the allowance for cemetery contract cancellations in a manner similar to that shown for funeral contract cancellations on page 42? If this amount is immaterial, please state so.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Paul Monsour, Staff Accountant, at (202) 551-3360 or Ivette Leon, Senior Staff Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director